April 10, 2025

Daven Patel
Chief Executive Officer
Cal Redwood Acquisition Corp.
2440 Sand Hill Road Suite 101
Menlo Park, CA 94025

       Re: Cal Redwood Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 2, 2025
           File No. 333-285517
Dear Daven Patel:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1
Principal Shareholders
Restrictions on Transfer of Founder Shares, page 149

1. Please revise the table relating to transfer restrictions to also include the lock-up required by the underwriter. In this regard, we note your disclosure on page
       150 regarding the lock-up agreements with CCM. See Item 1603(a)(9) of Regulation
       S-K.
 April 10, 2025
Page 2

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Tricia Branker, Esq.